SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

.

Enclosure: France Telecom’s Management Discussion and Analysis for the six months ended June 30, 2008.

Management report

France Telecom

Avertissement

Cette traduction anglaise du Rapport de gestion rédigé en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the Management Discussion & Analysis report prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Half-years ended June 30, 2008 and 2007

(Intentionally left blank)

France Telecom	- 2 -	2008 First half Management report

Contents

1.

Overview

4

1.1

Financial data and workforce

4

1.2

Summary of results for the first half of 2008

5

1.3

Impact of regulatory rate changes

5

1.4

Main events that took place in the first half of 2008

5

1.5

Outlook

7

2.

Analysis of the Group's income statement and capital expenditures

8

2.1

From Group revenues to gross operating margin

8

2.1.1

Revenues

8

2.1.2

Operating expenses

9

2.1.3

Gross operating margin

11

2.2

From Group gross operating margin to operating income

12

2.3

From Group operating income to net income

14

2.3.1

Finance costs, net

14

2.3.2

Income tax

15

2.3.3

Consolidated net income

15

2.4

Group capital expenditures

15

2.4.1

Capital expenditures on tangible and intangible assets excluding licenses

15

2.4.2

Acquisition of Telecommunication licenses

16

2.4.3

Financial investments

16

3.

Analysis by business segment

16

3.1

Personal Communication Services (PCS)

18

3.1.1

Revenues - PCS

19

3.1.2

Gross operating margin - PCS

21

3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

22

3.1.4

Telecommunication licenses - PCS

22

3.2

Home Communication Services (HCS)

23

3.2.1

Revenues - HCS

24

3.2.2

Gross operating margin - HCS

26

3.2.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

27

3.3

Enterprise Communication Services (ECS)

27

3.3.1

Revenues - ECS

28

3.3.2

Gross operating margin - ECS

29

3.3.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

29

4.

Cash flows and financial debt

29

4.1

Liquidity and cash flows

29

4.2

Financial debt

32

5.

Additional information

33

5.1

Transition from data on a historical basis to data on a comparable basis

33

5.2

Contractual obligations and off-balance sheet commitments

35

5.3

transactions with related parties

35

5.4

Subsequent events

35

5.5

Financial glossary

35
2008 First half Management report	- 3 -	France Telecom

The financial data of this Management Report are not audited. The following comments are made on the basis of the consolidated financial statements according to International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). Data relating to the business segments and business sub-segments presented in the following sections is assumed, unless stated otherwise, to be prior to elimination of inter-segment and inter-sub-segment transactions (business segments are described in Section 3 "Analysis by business segment"). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see definition in Section 5.5 “Financial glossary”) for the first half of 2007 is described in Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

1.

Overview

1.1 FINANCIAL DATA AND WORKFORCE

Operating data

(in millions of euros)		Half years ended June 30
	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	26,304	25,310	25,913	3.9%	1.5%
GOM (2)	9,675	9,237	9,416	4.7%	2.7%
GOM / Revenues	36.8%	36.5%	36.3%
Operating income	5,471	-	5,463	-	0.2%
Operating income / Revenues	20.8%	-	21.1%
CAPEX (2)	3,134	2,980	2,967	5.2%	5.6%
CAPEX / Revenues	11.9%	11.8%	11.4%
Telecommunication licenses	194	-	-	-	-
Average number of employees (2)	180,372	184,640	184,923	(2.3)%	(2.5)%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

See Section 5.5 "Financial glossary".

Net income

(in millions of euros)	Half years ended June 30
	2008	2007
		historical
		basis
Operating income	5,471	5,463
Finance costs, net	(1,209)	(1,296)
Income tax	(1,266)	(543)
Consolidated net income	2,996	3,624
Net income attributable to equity holders of France Telecom S.A.	2,675	3,308
Minority interests	321	316

Net financial debt and organic cash flow

(in millions of euros)			Periods ended
	June 30, 2008	Dec. 31, 2007	June 30, 2007
		historical	historical
		basis	basis
Organic cash flow (1)	3,645	7,818	3,260
Net financial debt (1)	38,204	37,980	42,113
Ratio of Net financial debt / GOM	1.97 (2)	1.99	2.25 (2)

(1)

See Section 5.5 "Financial glossary".

(2)

GOM recorded over the twelve previous months on a historical basis.
France Telecom	- 4 -	2008 First half Management report

1.2 SUMMARY OF RESULTS FOR THE FIRST HALF OF 2008

Revenues

Revenues rose by 3.9% on a comparable basis (1.5% on a historical basis) to the first half of 2007, to 26,304 million euros in the first half of 2008:

growth of 4.1% in the second quarter of 2008 following a 3.7% rise in the first quarter of 2008 compared to the same periods in 2007;

revenues from mature markets (see Section 5.5 “Financial glossary”) were up 3.0% between the first half of 2007 and the first half of 2008 on a comparable basis ;

continued sustained growth in growing markets (see Section 5.5 “Financial glossary”) up by 11.2% on a comparable basis between the first two half years, which account for 14.5% of revenues in the first half of 2008 compared with 13.6% in the first half of 2007.

Gross operating margin

The gross operating margin (referred to hereinafter as GOM, see Section 5.5 “Financial glossary”) is up by 4.7% on a comparable basis relative to the first half of 2007, at 9,675 million euros for the first half of 2008:

an improvement of 0.3 point of the ratio of GOM to revenues between the first two half years, at 36.8% of the revenues of the first half of 2008;

and a 4.9% increase in GOM in the second quarter of 2008, with a ratio of GOM to revenues of 36.8%.

Organic cash flow

The organic cash flow (see Section 5.5 “Financial glossary”) is up by 12% and went from 3,260 million euros in the first half of 2007 to 3,645 million euros in the first half of 2008.

Net financial debt

Net financial debt (see Section 5.5 "Financial glossary") is down for the period from June 30, 2007 to June 30, 2008, after payment of dividends for 2007, at 38,204 million euros at June 30, 2008 (a ratio of net financial debt to GOM of 1.97) compared with 42,113 million euros at June 30, 2007 (a ratio of net financial debt to GOM of 2.25).

1.3 IMPACT OF REGULATORY RATE CHANGES

The regulatory regime applicable to the France Telecom group's operations is described in Section 6.9 "Regulation" of the 2007 Registration Document.

The effect of the reduction in call termination prices and roaming rates that occurred during the first half of 2008 in a number of countries such as France, Spain, Belgium and Romania, had a particularly significant impact on the mobile telephony sector. During the first half of 2008, revenues from the Personal Communication Services (PCS) business segment were affected by these reductions in an amount of nearly 450 million euros, and the GOM in an amount of nearly 250 million euros.

1.4 MAIN EVENTS THAT TOOK PLACE IN THE FIRST HALF OF 2008

Acquisitions

In March 2008, France Telecom announced the 100% acquisition of Cityvox SAS, one of the leading Internet media groups, number one in France’s local website market and a specialist in online outings and leisure news. This acquisition is in line with France Telecom's strategy of developing its Internet services and its portals' audience and consolidates its current position in France as number three for audience and number one for advertising on the web (sources: Nielsen//Netrating, January 2008, TNS Media Intelligence, IAB).

In February and March 2008, Mobistar purchased treasury shares equal to 2% of the share capital for 74 million euros. France Telecom's interest in Mobistar was thereby increased from 50.2% to 51.2% (see note 3 to the consolidated financial statements).

2008 First half Management report	- 5 -	France Telecom

Changes in rates and new offers

In January 2008, France Telecom lowered its rate for calls from fixed lines in France. On January 17, 2008, France Telecom lowered its per minute standard call rates from fixed lines to fixed and mobile phone lines, with:

*

reductions of more than 5% in the per minute rate to mobile lines in mainland France and French overseas territories;

*

reductions of more than 9% in the per minute rate to fixed lines within mainland France;

*

reductions of more than 11% in the per minute rate from mainland France to fixed lines in the DOM.

In May 2008, Orange announced the launching of two innovative voice and data roaming offers, aimed at bringing down the cost of calls for all its customers travelling within the European Union. These latest additions to the Orange Travel portfolio of roaming offers for both individual and business customers will be available to all Orange's European customers from summer 2008.

The Favorite Countries new voice roaming offer enables 18% to 60% price reductions on voice calls compared to the "Eurotarif" regulated rate (for outgoing calls), regardless of the network used by the caller. The new Travel Data Daily roaming offer enables price reductions on data transfers of up to 90% compared to standard data roaming prices.

In June 2008, France Telecom lowered the price of calls to its technical and sales support services in France. Since June 1, 2008, France Telecom has been applying local rates to technical and sales support service calls from fixed France Telecom lines. From Orange mobiles, calls are now deducted from the monthly call allowance like an ordinary call or billed at the usual rate, depending on the customer's mobicarte plan. This applies to both the "mobile" and "Internet / multimedia and enhanced fixed-line service" assistance services. These changes are part of the measures taken by France Telecom under the Law for the development of competition in consumer services (known as the "Chatel Law"). Some of the measures included in this Law had already been implemented as part of the 21 commitments made by the Group in September 2005, following the findings of the French National Consumer Council.

Deployment of networks

In January 2008, Orange and Yoigo announced the signing of an agreement to share their mobile network infrastructures throughout Spain.

In February 2008, Orange and Vodafone outlined the next steps in their vision to deliver better quality mobile coverage to as many customers as possible across the United Kingdom.

In March 2008, Orange and the Association des Responsables de Copropriétés (ARC, Association of Joint-Ownership Structure Managers) announced the signing of a memorandum of understanding setting out the terms and conditions for installing optical fibre in each of the 11,000 member joint-ownership structures that opt for fibre optic installation by Orange.

In April 2008, France Telecom confirmed its commitment to deploying optical fibre in a sound and balanced way. During the first half of 2008, France Telecom began deploying the civil engineering offer presented at the end of 2007 in line with the recommendations of the French telecommunications Regulatory Authority (ARCEP).

In May 2008, the French Broadcasting Council (CSA) allocated Orange a DVB-H frequency to broadcast the Orange sports TV channel on IPTV. The allocating of this frequency has enabled Orange sports TV to continue its development and expand its audience.

In May 2008, France Telecom announced the signing of an agreement with Eutelsat, extending the coverage of Orange's TV offer. By virtue of combined ADSL and satellite technology, Orange TV programs are now available to almost all French homes.

Capital expenditures on contents

In February 2008, Orange acquired three of the twelve packages offered for sale by the French Football League, granting the right to broadcast Ligue 1 matches for the next four seasons, for a total of 203 million euros per full year. The maximum amount of the commitments entered into totals 961 million euros, payable by instalments through 2012 (see note 7 to the consolidated financial statements).

During the first half of 2008, Orange signed contracts to purchase broadcasting rights with five movie studios for the Orange cinéma series service.

Research & Development

In January 2008, France Telecom inaugurated its new Orange Lab in Cairo, Egypt. This new Orange Lab will enable the Group to strengthen its presence in Egypt and offer innovative services to its customers, especially in the Middle East and Africa region. The Group now has 18 Orange Labs worldwide.

In March 2008, France Telecom announced the official opening and operational start-up of its new Technocentre in Amman, Jordan. This marked the new Technocentre's arrival as a member of the Group's international network of 18 Orange Labs. The aim of the Amman Technocentre is to design and launch new products, in Jordan and the other countries in the Africa / Middle East / Asia zone, as well as in the other countries where the Group operates.

France Telecom	- 6 -	2008 First half Management report

1.5 OUTLOOK

The Group confirms its objective of generating in 2008 more than 7.8 billion euros in organic cash flow. This objective is based on:

a stable ratio of GOM to revenues,

and a ratio of capital expenditures on tangible and intangible investments excluding licenses to revenues maintained at about 13% of revenues.

For the full year, this objective is in keeping with continued revenue growth for the Group above the average in markets where it is present, despite an expected slowdown in growth in some countries during the second half. In particular, the Group expects:

the resilience of its activities in France in a context of lower growth,

United Kingdom performance more in line with the overall market,

an improvement in Poland (revenue guidance revised from -1% to nearly flat),

a performance level in Spain linked to the overall economic situation in the country,

and for emerging markets, a continuation of the trend observed in the first half 2008.

The GOM will be affected by the following factors during the second half:

the impact of new regulation on the pricing of retail and business hotlines in France;

the preservation of flexibility in terms of commercial costs to face increasing competition in the mobile market;

the effect of subsidies for the iPhone 3G and the accounting of content rights purchased in France in the first half;

and the continued control of labour and other operating costs.

The Group also confirms its financial policy. The resulting organic cash flow will be allocated according to the principles as defined on February 6, 2008:

in the medium term, keeping a ratio of net debt to GOM of less than 2 under current market conditions;

given the organic cash flow expected for 2008, the Board of Directors confirms that the dividend for 2008 to be recommended to the Annual General Meeting of Shareholders will exceed 1.30 euro per share. The Board of Directors reserves the option of raising the distribution rate to more than 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will consider the possibility of additional shareholder remuneration based on the Group’s cash flow projections and investment plans.

Moreover, the Board of Directors decided on July 30, 2008 to pay each year an interim ordinary dividend based on the financial performance of the first half. For the current year, the interim dividend will be 0.60 euro per share and will be paid on September 11, 2008.

This decision does not predetermine that which will be taken at the 2008 financial closing on the amount of the final ordinary dividend to be paid for the full year 2008 and, if relevant, of any other additional remuneration for shareholders.

By their very nature, these objectives are subject to numerous risks and uncertainties, which may lead to significant differences between the announced objectives and actual results. The main risks are described in Chapter 4 "Risk factors" of the 2007 Reference Document. This analysis of the main risks remains valid on the date of this report's publication for the assessment of the major risks and uncertainties in the second half of 2008. In particular, there can be no assurance that the deterioration in the overall economic climate in certain countries will not affect the business and performance of the France Telecom group during the second half of 2008.

2008 First half Management report	- 7 -	France Telecom

2.

Analysis of the Group's income statement and capital expenditures

2.1 FROM GROUP REVENUES TO GROSS OPERATING MARGIN
(in millions of euros)	Half years ended June 30
	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	26,304	25,310	25,913	3.9%	1.5%
OPEX (2)	(16,629)	(16,073)	(16,497)	3.5%	0.8%
In % of revenues	63.2%	63.5%	63.7%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(12,228)	(11,681)	(12,070)	4.7%	1.3%
In % of revenues	46.5%	46.2%	46.6%
· External purchases (2)	(11,263)	(10,650)	(11,030)	5.8%	2.1%
· Other operating incomes and expenses (3)	(965)	(1,031)	(1,040)	(6.4)%	(7.1)%
Labour expenses (wages and employee benefit expenses) (2)	(4,401)	(4,392)	(4,427)	0.2%	(0.6)%
In % of revenues	16.7%	17.4%	17.1%
GOM	9,675	9,237	9,416	4.7%	2.7%
In % of revenues	36.8%	36.5%	36.3%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

See Section 5.5 "Financial glossary".

2.1.1

Revenues
(in millions of euros)		Half years ended June 30
REVENUES	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	14,381	13,436	14,107	7.0%	1.9%
PCS France	5,061	4,830	4,828	4.8%	4.8%
PCS United Kingdom	2,881	2,625	3,015	9.7%	(4.4)%
PCS Spain	1,679	1,641	1,676	2.3%	0.2%
PCS Poland	1,213	1,092	995	11.1%	22.0%
PCS Rest of the world	3,617	3,338	3,692	8.3%	(2.0)%
Eliminations	(70)	(90)	(99)	-	-
Home Communication Services (HCS)	11,370	11,331	11,168	0.3%	1.8%
HCS France	8,967	8,863	8,838	1.2%	1.5%
HCS Poland	1,509	1,566	1,421	(3.7)%	6.2%
HCS Rest of the world	1,043	1,021	1,029	2.2%	1.4%
Eliminations	(149)	(119)	(120)	-	-
Enterprise Communication Services (ECS)	3,840	3,731	3,800	2.9%	1.1%
Eliminations	(3,287)	(3,188)	(3,162)	-	-
Group total	26,304	25,310	25,913	3.9%	1.5%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

Change in revenues

France Telecom group revenues amounted to 26,304 million euros in the first half of 2008, up 1.5% on a historical basis and 3.9% on a comparable basis compared to the first half of 2007.

On a historical basis, the 1.5% growth in the Group's revenues, equal to a 391 million euro increase, between the first half of 2007 and the first half of 2008, includes i) the negative effect of foreign exchange fluctuations, totaling 336 million euros, between the two periods, due mainly to the change in the pound sterling's value against the euro, representing an impact of 417 million euros, and ii) the unfavorable impact of the changes in the scope of consolidation and other changes, which amounted to 267 million euros between the first half of 2007 and the first half of 2008. The changes in the scope of consolidation and other changes mainly include the sale of Orange's mobile and Internet operations in the Netherlands, on October 1, 2007, for 356 million euros, partly offset by the acquisition of Ya.com (now FT España ISP) on July 31, 2007 for 86 million euros.

France Telecom	- 8 -	2008 First half Management report

On a comparable basis, the Group's revenues grew by 3.9% between the first half of 2007 and the first half of 2008, producing a 994 million euro increase, driven by the growth in mobile operations and ADSL broadband services in France and in business services. Mobile services in the United Kingdom and France, along with business services, continued the improvement in their revenues begun in the second half of 2007.

PCS (mobile services) revenues rose by 7.0% in the first half of 2008, on a comparable basis, compared to the first half of 2007, totaling 14,381 million euros. The growth in mobile telephony business was sustained by the high increase in the number of customers. Between the two periods, PCS revenues grew in every business sub-segment, particularly in Poland (11.1% growth), the United Kingdom (9.7% growth) and the Rest of the world (8.3% growth).

HCS (fixed-line and Internet services) revenues amounted to 11,370 million euros in the first half of 2008, increasing by 0.3% compared to the first half of 2007, on a comparable basis. The decline in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland was more than offset by the high growth in ADSL broadband services, especially in France. Overall, the growth in revenues from fixed-line and Internet services in France equaled 1.2% between the two periods.

ECS (business services) revenues amounted to 3,840 million euros in the first half of 2008, up 2.9%, on a comparable basis, compared to the first half of 2007, confirming the improvement recorded in the second half of 2007. Revenues from Extended business services, Advanced business network services and Other business services grew at a high rate between the two periods. This growth was partially offset by the decline in revenues from Business network legacy. This reduction, linked to the migration of companies over to more recent technologies and the fall in volume of telephone communications, is more limited, however, than in the past.

On a comparable basis, the increase in the Group's revenues between the first half of 2007 and the first half of 2008 mainly results from the renewed growth on the mature markets (see Section 5.5 "Financial glossary"), revenues from which rose by 3.0% between the two periods, confirming the upswing recorded in the second half of 2007. At the same time, revenues from growing markets (see Section 5.5 "Financial glossary") grew at a sustained rate, with an 11.2% increase between the first half of 2007 and the first half of 2008.

Changes in the number of customers

On a historical basis, the number of France Telecom group customers through its controlled companies totaled 173.8 million customers at June 30, 2008, representing an increase of 6.4% in relation to June 30, 2007. The number of additional customers between June 30, 2008 and June 30, 2007 was 10.5 million for the Group. With 113.8 million customers at June 30, 2008, the number of mobile telephony customers is up 11.0% in relation to June 30, 2007, with an additional 11.2 million customers. The number of mobile broadband customers has almost doubled, with 21.0 million customers at June 30, 2008, compared to 10.8 million at June 30, 2007. Similarly, the number of consumer ADSL broadband customers is rapidly growing, amounting to 12.2 million at June 30, 2008, compared to 10.5 million at June 30, 2007, which represents a 15.6% rise. The total number of Internet customers (broadband and low-speed) was 13.4 million at June 30, 2008, up 6.5% compared with June 30, 2007 (0.8 million additional customers).

On a comparable basis, the number of France Telecom group customers through its controlled companies rose 7.9% between June 30, 2007 and June 30, 2008, while the number of mobile telephony and Internet customers was up 13.2% and 7.6% respectively in relation to June 30, 2007.

2.1.2

Operating expenses

Operating expenses included in the GOM (referred to hereinafter as OPEX, see Section 5.5 "Financial glossary") amounted to a charge of 16,629 million euros in the first half of 2008. Compared to revenues, operating expenses included in the GOM fell by 0.5 points on a historical basis and by 0.3 points on a comparable basis, to 63.2% of revenues in the first half of 2008.
2008 First half Management report	- 9 -	France Telecom

2.1.2.1

OPEX excluding labour expenses (wages and employee benefit expenses)

(in millions of euros)		Half years ended June 30
	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(12,228)	(11,681)	(12,070)	4.7%	1.3%
In % of revenues	46.5%	46.2%	46.6%
External purchases (2)	(11,263)	(10,650)	(11,030)	5.8%	2.1%
In % of revenues	42.8%	42.1%	42.6%
· Commercial expenses (2)	(3,859)	(3,598)	(3,669)	7.2%	5.2%
· Services fees and inter-operator costs	(3,861)	(3,687)	(3,876)	4.7%	(0.4)%
· Other external purchases (2)	(3,543)	(3,365)	(3,485)	5.3%	1.7%
Other operating incomes and expenses	(965)	(1,031)	(1,040)	(6.4)%	(7.1)%
In % of revenues	3.7%	4.1%	4.0%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

See Section 5.5 "Financial glossary".

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 "Financial glossary") amounted to a charge of 12,228 million euros in the first half of 2008. The ratio of operating expenses excluding labour expenses (wages and employee benefit expenses) to revenues equaled 46.5% in the first half of 2008, compared to 46.6% on a historical basis (representing a 0.1 point fall) and 46.2% on a comparable basis (representing a 0.3 point rise) in the first half of 2007.

On a historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 1.3%, representing a 158 million euro charge, between the two periods. This rise includes, inter alia i) the favorable effect of foreign exchange fluctuations, producing an impact of 253 million euros, mainly due to the change in the pound sterling's value against the euro (291 million euros), and ii) the positive impact of the changes in the scope of consolidation and other changes, which amounted to 134 million euros and mainly corresponds to the sale of Orange's mobile and Internet operations in the Netherlands on October 1, 2007 (252 million euros), partly offset by the acquisition of Ya.com (now FT España ISP) on July 31, 2007 (114 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose by 4.7%, or a degradation of 547 million euros, between the first half of 2007 and the first half of 2008.

External purchases

External purchases (see Section 5.5 "Financial glossary") amounted to an expense of 11,263 million euros in the first half of 2008, i.e. 42.8% of revenues. Between the first half of 2007 and the first half of 2008, the ratio of external purchases to revenues rose by 0.2 points on a historical basis and 0.7 points on a comparable basis.

On a historical basis, the 2.1% growth in external purchases, equaling an additional expense of 233 million euros, between the first half of 2007 and the first half of 2008 includes the favorable effect of foreign exchange fluctuations (255 million euros) and the positive impact of changes in the scope of consolidation and other changes (125 million euros).

On a comparable basis, external purchases increased by 5.8% between the first half of 2007 and the first half of 2008, a negative amount equal to 613 million euros. This growth is explained by:

the 7.2% increase in commercial expenses (see Section 5.5 "Financial glossary"). In addition to the effect linked to the increase in activity, the 0.5 point growth in the ratio of commercial expenses to revenues between the two periods (14.7% in the first half of 2008 compared to 14.2% in the first half of 2007) is mainly the result of i) an increased effort to improve customer loyalty and win new customers, and ii) the upgrading of handsets and other products sold and the special efforts to promote and develop mobile broadband handsets;

the 4.7% rise in service fees and inter-operator costs, reflecting the increase in activity. Compared to revenues, the share of service fees and inter-operator costs remained almost stable (14.7% in the first half of 2008 compared to 14.6% in the first half of 2007), the development of the abundance offers being partly offset by the fall in call termination rates;

and the 5.3% growth in other external purchases (see Section 5.5 "Financial glossary"), which is mainly attributable to i) the increase in outsourcing fees relating to technical operation and maintenance, ii) the rise in IT expenses, and iii) the growth in service fees and costs paid to content publishers. Compared to revenues, other external purchases rose by 0.2 points between the two periods, to 13.5% in the first half of 2008 compared to 13.3% in the first half of 2007.

Other operating incomes and expenses

In the first half of 2008, other operating expenses (net of other operating incomes) amounted to a charge of 965 million euros, or 3.7% of revenues. Between the first half of 2007 and the first half of 2008, other operating expenses (net of other operating incomes) fell by 7.1% on a historical basis and by 6.4% on a comparable basis.

France Telecom	- 10 -	2008 First half Management report

On a historical basis, the 75 million euro reduction in other operating expenses (net of other operating incomes) between the two periods includes the positive impact of the changes in the scope of consolidation and other changes (10 million euros), the effect of foreign exchange fluctuations being almost zero between the two periods (2 million euros).

On a comparable basis, the 66 million euro reduction in other operating expenses (net of other operating incomes) between the first half of 2007 and the first half of 2008 is explained, inter alia, by the 46 million euros fall in taxes and similar payments between the two periods.

Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 “Financial glossary”) do not include employee profit-sharing and share-based compensation (see Section 2.2 “From Group gross operating margin to operating income”).

Between the first half of 2007 and the first half of 2008, labour expenses (wages and employee benefit expenses) compared to revenues fell by 0.4 points on a historical basis and by 0.7 points on a comparable basis, changing from 17.1% of revenues in the first half of 2007 on a historical basis (17.4% on a comparable basis) to 16.7% of revenues in the first half of 2008.

(in millions of euros)		Half years ended June 30
LABOUR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND HEADCOUNTS	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Labour expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(2,761)	(2,793)	(2,751)	(1.1)%	0.4%
Subsidiaries in France	(257)	(242)	(269)	6.3%	(4.5)%
France total	(3,018)	(3,035)	(3,020)	(0.5)%	(0.1)%
International subsidiaries	(1,383)	(1,357)	(1,407)	1.8%	(1.8)%
Group total	(4,401)	(4,392)	(4,427)	0.2%	(0.6)%
In % of revenues	16.7%	17.4%	17.1%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	93,946	97,430	96,409	(3.6)%	(2.6)%
Subsidiaries in France	7,614	7,759	8,695	(1.9)%	(12.4)%
France total	101,560	105,189	105,104	(3.4)%	(3.4)%
International subsidiaries	78,812	79,451	79,819	(0.8)%	(1.3)%
Group total	180,372	184,640	184,923	(2.3)%	(2.5)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	96,599	100,322	99,279	(3.7)%	(2.7)%
Subsidiaries in France	7,753	7,795	8,820	(0.5)%	(12.1)%
France total	104,352	108,117	108,099	(3.5)%	(3.5)%
International subsidiaries	80,750	81,619	82,018	(1.1)%	(1.5)%
Group total	185,102	189,736	190,117	(2.4)%	(2.6)%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

See Section 5.5 "Financial glossary".

(3)

In millions of euros.

On a historical basis, labour expenses (wages and employee benefit expenses) fell by 0.6%, i.e. 26 million euros, between the first half of 2007 and the first half of 2008, amounting to a cost of 4,401 million euros in the first half of 2008, compared to a cost of 4,427 million euros in the first half of 2007. This fall includes, inter alia, the favorable effect of foreign exchange fluctuations (26 million euros) and the positive impact of the changes in the scope of consolidation and other changes (9 million euros).

On a comparable basis, labour expenses (wages and employee benefit expenses) changed from an expense of 4,392 million euros in the first half of 2007 to an expense of 4,401 million euros in the first half of 2008, producing a limited 0.2% rise (a loss of 9 million euros). The almost stable labour expenses (wages and employee benefit expenses) between the first half of 2007 and the first half of 2008 are the result of, i) a 2.2% increase due to the change in the average unit cost, ii) a 0.3% increase due to the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures, iii) partially offset by a 2.3% fall due to the volume effect, linked to the decrease in the average number of employees (full-time-equivalents) (see Section 5.5 “Financial glossary”) by 4,268 employees.

2.1.3

Gross operating margin

On a historical basis, the France Telecom group's GOM grew by 2.7% compared to the first half of 2007, an increase of 259 million euros, to 9,675 million euros in the first half of 2008. Between the two periods, the growth in the Group's GOM includes i) the unfavorable impact of the changes in the scope of consolidation and other changes, which represents 122 million euros and mainly consists of the sale of Orange's mobile and Internet operations in the Netherlands on October 1, 2007 for 64 million euros and the acquisition of Ya.com (now FT España ISP) on July 31, 2007 for 42 million euros, and ii) the negative effect of foreign exchange fluctuations, which amounted to 57 million euros.
2008 First half Management report	- 11 -	France Telecom

On a comparable basis, the France Telecom's group's GOM grew by 4.7%, or 438 million euros, increasing from 9,237 million euros in the first half of 2007 to 9,675 million euros in the first half of 2008. Between these two periods, the GOM rose in every business segment.

The 5.4% growth in the PCS (mobile services) GOM between the two periods, equaling 260 million euros, is mainly explained by the 14.5% rise in the GOM of PCS United Kingdom (equal to 87 million euros), by the 4.4% growth in the GOM of PCS Rest of the world (equal to 64 million euros) and by the 11.8% growth in the GOM of PCS Poland (totaling 50 million euros). The PCS GOM grew in every business sub-segment. This increase reflects the high growth in mobile telephony activities, sustained by the high increase in the number of customers. In the first half of 2008, the PCS ratio of GOM to revenues amounted to 35.1%.

The 1.6% rise in the HCS (fixed-line and Internet services) GOM, equal to 60 million euros, is mainly linked to the 1.0% rise in the GOM of HCS France (amounting to 33 million euros). This improvement in France mainly results from the 1.2% increase in revenues, the operating expenses included in the GOM growing by the same rate. The GOM of HCS Poland also grew by 2.8% (or 18 million euros). The HCS ratio of GOM to revenues therefore equaled 34.1% in the first half of 2008, up 0.4 points compared to the first half of 2007.

The ECS (business services) GOM rose by 18.7% between the first half of 2007 and the first half of 2008, increasing by 117 million euros. In the context of the ECS economic model's transformation (downward pressure on the network activity margin, linked to stiffened competitive pressure internationally and transformation over to IP solutions, and growing service share in activities), the growth in revenues (up 2.9%) combined with the controlling of the operating expenses included in the GOM (down 0.3%) resulted in a 2.5 point increase, to 19.4%, in the ECS ratio of GOM to revenues in the first half of 2008.

To conclude, the Group ratio of GOM to revenues amounted to 36.8% in the first half of 2008, producing growth compared to the first half of 2007 of 0.5 points on a historical basis and 0.3 points on a comparable basis.

2.2 FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME
(in millions of euros)		Half years ended June 30
	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
GOM	9,675	9,237	9,416	4.7%	2.7%
Employee profit-sharing	(146)	-	(159)	-	(8.1)%
Share-based compensation	(41)	-	(137)	-	(70.3)%
Depreciation and amortization	(3,841)	(3,933)	(4,007)	(2.3)%	(4.2)%
Impairment of non-current assets	22	-	(15)	-	ns
Gains (losses) on disposal of assets	10	-	409	-	(97.5)%
Restructuring costs	(202)	-	(45)	-	ns
Share of profits (losses) of associates	(6)	-	1	-	ns
Operating income	5,471	-	5,463	-	0.2%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

Share-based compensation

(in millions of euros)	Half years ended June 30
SHARE-BASED COMPENSATION	2008	2007
		historical
		basis
Free share award plan (1)	(27)	(128)
Stock option plans	(14)	(9)
Group total	(41)	(137)

(1)

Setting up of a free share award plan for Group employees in the first half of 2007.

France Telecom	- 12 -	2008 First half Management report

Depreciation and amortization

(in millions of euros)		Half years ended June 30
DEPRECIATION AND AMORTIZATION	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	(2,072)	(2,094)	(2,223)	(1.1)%	(6.8)%
Home Communication Services (HCS)	(1,592)	(1,627)	(1,573)	(2.1)%	1.2%
Enterprise Communication Services (ECS)	(177)	(213)	(212)	(16.7)%	(16.3)%
Eliminations	-	1	1	-	-
Group total	(3,841)	(3,933)	(4,007)	(2.3)%	(4.2)%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

Compared to revenues, depreciation and amortization fell by 0.9 points compared to the first half of 2007, on both a historical and a comparable basis, to equal 14.6% in the first half of 2008.

On a historical basis, depreciation and amortization decreased by 4.2% between the first half of 2007 and the first half of 2008, making a gain of 166 million euros. This change includes i) the favorable impact of the changes in the scope of consolidation and other changes, which represents 58 million euros and mainly consists of the sale of Orange's mobile and Internet operations in the Netherlands on October 1, 2007 for 85 million euros, partly offset by the acquisition de Ya.com (now FT España ISP) on July 31, 2007 for 17 million euros, and ii) the positive effect of foreign exchange fluctuations, which amounted to 16 million euros.

On a comparable basis, depreciation and amortization fell by 2.3% (or 92 million euros) between the first half of 2007 and the first half of 2008, and amounted to an expense of 3,841 million euros in the first half of 2008. This fall mainly comes from the reduction in the amortization of the customer bases in Spain.

Gains (losses) on disposal of assets

(in millions of euros)	Half years ended June 30
GAIN (LOSSES) ON DISPOSAL OF ASSETS	2008	2007
		historical
		basis
Sale of Tower Participations (company holding TDF)	-	307
Sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications)	-	104
Other	10	(2)
Group total	10	409

Restructuring costs

(in millions of euros)	Half years ended June 30
RESTRUCTURING COSTS	2008	2007
		historical
		basis
Public service secondment costs	(43)	(29)
Early retirement plan (1)	(24)	42
Other restructuring costs (2)	(135)	(58)
Group total	(202)	(45)

(1)

Mainly the effect of the discounting rate revision in the first half of 2007.

(2)

Including, i) in the first half of 2008, France Telecom S.A. in the amount of 77 million euros, Orange in the United Kingdom in the amount of 28 million euros and FT España in the amount of 21 million euros, and ii) in the first half of 2007, France Telecom S.A. in the amount of 44 million euros.

Operating income

France Telecom group operating income was almost stable in the first half of 2008, at 5,471 million euros compared to 5,463 million euros in the first half of 2007, on a historical basis, equal to a 0.2% increase. Between the two periods, the growth in the GOM (259 million euros) and the combined effect of the decrease in depreciation and amortization (a gain of 166 million euros), the expenses in share-based compensation (a gain of 96 million euros) and the decrease impairment of non-current assets (a gain of 37 million euros) offset, overall, the reduction in the gain on disposal of assets (a loss of 399 million euros) and the increase in restructuring costs (a charge of 157 million euros).

2008 First half Management report	- 13 -	France Telecom

2.3 FROM GROUP OPERATING INCOME TO NET INCOME
(in millions of euros)	Half years ended June 30
	2008	2007
		historical
		basis
Operating income	5,471	5,463
Interest expenses, net	(1,156)	(1,240)
Foreign exchange gains (losses)	4	1
Discounting expense	(57)	(57)
Finance costs, net	(1,209)	(1,296)
Income tax	(1,266)	(543)
Consolidated net income	2,996	3,624
Net income attributable to equity holders of France Telecom S.A.	2,675	3,308
Minority interests	321	316

2.3.1

Finance costs, net

Finance costs, net amounted to 1,209 million euros in the first half of 2008, representing an 87 million euros improvement on the first half of 2007 (1,296 million euros). This improvement is mainly the result of the fall in interest expenses, net, producing a gain of 84 million euros between the first half of 2007 and the first half of 2008. The changes in France Telecom's net financial debt are described in Section 4.2 "Financial debt".

Indicators for interest expenses, net

(in millions of euros)		Half years ended June 30
	2008	2007	Change
		historical	historical
		basis	basis
Interest expenses, net	(1,156)	(1,240)	84
Net financial debt at end of period (1)	38,204	42,113	(3,909)
Average outstandings of net financial debt over the period	34,927	38,532	(3,605)
Weighted average cost of net financial debt	6.41%	6.18%	-

(1)

See Section 5.5 “Financial glossary” and Note 5 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

Change in interest expenses, net

(in millions of euros)	Half years ended June 30
Interest expenses, net for the first half of 2007 (historical basis)	(1,240)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	111
Decrease in redemption of perpetual bonds redeemable for shares (TDIRAs) (-3 million euros in the first half 2008 versus -37 million euros in the first half of 2007) (1)	34
Increase factors:
Increase in weighted average cost of net financial debt	(40)
Increase in change in the fair value of the price guarantee given to FT España minority shareholders (-44 million euros in the first half 2008 versus -20 million euros in the first half of 2007)	(24)
Other items	3
Interest expenses, net the first half of 2008	(1,156)

(1)

See Note 5 to the consolidated financial statements.

The changes in France Telecom's net financial debt are described in Section 4.2 "Financial debt".

France Telecom	- 14 -	2008 First half Management report

2.3.2

Income tax
(in millions of euros)	Half years ended June 30
INCOME TAX	2008	2007
		historical
		basis
Current taxes	(360)	(300)
Deferred taxes	(906)	(243)
Group total	(1,266)	(543)

Income tax represented an expense of 1,266 million euros in the first half of 2008, compared to an expense of 543 million euros in the first half of 2007, making a degradation of 723 million euros. In the first half of 2008, the French tax group recorded tax expenses of 1,081 million euros. In the first half of 2007, the French tax group recognized 584 million euros of deferred tax assets, partially offsetting the expenses for the half-year of 931 million euros. The deferred tax expenses for the same period also decreased in the United Kingdom, by 84 million euros, following a change in the tax rate.

2.3.3

Consolidated net income

The France Telecom group's consolidated net income totaled 2,996 million euros in the first half of 2008, compared to 3,624 million euros in the first half of 2007, representing a 628 million euros fall. The increase in income tax expenses (a loss of 723 million euros) between the two periods explains this decrease, which is partly offset by the improvement in the finance costs, net (a gain of 87 million euros).

Minority interests amounted to 321 million euros in the first half of 2008, compared to 316 million euros in the first half of 2007. After factoring in minority interests, net income attributable to France Telecom S.A. equity holders changed from 3,308 million euros in the first half of 2007 to 2,675 million euros in the first half of 2008, making a reduction of 633 million euros.

2.4 GROUP CAPITAL EXPENDITURES
(in millions of euros)		Half years ended June 30
	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
CAPEX (2) (3)	3,134	2,980	2,967	5.2%	5.6%
CAPEX / Revenues	11.9%	11.8%	11.4%
Telecommunication licenses (3)	194	-	-	-	-
Financial investments (2)	174	-	128	-	35.9%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

See Section 5.5 "Financial glossary".

(3)

See Note 2 to the consolidated financial statements.

2.4.1

Capital expenditures on tangible and intangible assets excluding licenses

On a comparable basis, the 5.2% increase in capital expenditures on tangible and intangible assets excluding licenses (see Section 5.5 "Financial glossary") between the first half of 2007 and the first half of 2008 is mainly explained by the rise in capital expenditure on growing markets, which rose by 3.8% between the two periods. Excluding a special transaction to purchase operating premises in France, capital expenditures on tangible and intangible assets excluding licenses for the mature markets fell by 1.4%.
(in millions of euros)		Half years ended June 30
CAPEX	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	1,391	1,476	1,537	(5.8)%	(9.5)%
Home Communication Services (HCS)	1,586	1,306	1,232	21.5%	28.7%
Enterprise Communication Services (ECS)	157	198	198	(20.5)%	(20.4)%
Group total	3,134	2,980	2,967	5.2%	5.6%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

In the first half of 2008, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues equaled 11.9% (compared to 11.4% on a historical basis and 11.8% on a comparable basis in the first half of 2007), in line with the objective announced of maintaining this ratio at around 13% of revenues for the financial year 2008.

2008 First half Management report	- 15 -	France Telecom

On a historical basis, the increase in capital expenditures on tangible and intangible assets excluding licenses of 5.6% between the first half of 2007 and the first half of 2008, equaling 167 million euros, includes the effect of the changes in the scope of consolidation and other changes, which amounted to 26 million euros, and the effect of foreign exchange fluctuations, which amounted to 13 million euros between the two periods.

On a comparable basis, the increase in capital expenditures on tangible and intangible assets excluding licenses reached 5.2% between the first half of 2007 and the first half of 2008, totaling 154 million euros This increase mainly comes from the changes in the capital expenditures on tangible and intangible assets excluding licenses of HCS France (up 281 million euros), which is explained by a special transaction to purchase operating premises in France. This program of asset acquisition from Foncière des Régions represented 163 million euros in the first half of 2008.

Excluding the special transaction to purchase operating premises in France, capital expenditures on tangible and intangible assets excluding licenses between the first half of 2007 and the first half of 2008 were stable overall. Between the two periods, the fall in capital expenditures on mobile networks in Spain, France and Poland (151 million euros), mainly due to the completion of the mobile networks in these countries, was offset overall:

by the 49 million euro increase in capital expenditures on fixed-line networks by HCS France, mainly relating to the pre-deployment of fibre optics;

by the increase in the Group's capital expenditures on IT (up 38 million euros) and customer service platforms (up 26 million euros), linked in particular to the development of added value mobile services, the sustained launching of new offers and convergence;

and the growth in capital expenditures by the international subsidiaries of PCS Rest of the world and HCS Rest of the world, mainly on mobile (up 29 million euros) and fixed-lines (18 million euros) networks, connected with the high growth of these subsidiaries.

2.4.2

Acquisition of Telecommunication licenses
(in millions of euros)			Half years ended June 30
ACQUISITIONS OF TELECOMMUNICATION LICENSES	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Orange Egypt (2)	192	-	-	-	-
Other	2	-	-	-	-
Group total	194	-	-	-	-

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

Discounted amount of the first UMTS license frequency spectrum acquisition by Mobinil in Egypt (71.25% owned company). The second UMTS license frequency spectrum will be acquired in 2010. This acquisition, for a total amount of 3.34 billion euros Egyptian pounds, was announced in October 2007.

2.4.3

Financial investments

Financial investments (see Section 5.5 "Financial glossary" and Note 3 to the consolidated financial statements) are described in Section 4.1 "Liquidity and cash flows".

3.

Analysis by business segment

The organization of France Telecom’s operational management is now built around i) business lines (personal, home and enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 "Segment Information", the Group has defined the following three business segments as the first level of segment information:

the "Personal Communication Services" (referred to hereinafter as "PCS") segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland and the Rest of the world. It includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, the TP Group in Poland (with its subsidiary PTK Centertel), and the Group’s other international companies;

the "Home Communications Services" (referred to hereinafter as "HCS") segment covers fixed telecommunication service activities (fixed telephony, Internet services, and services to operators) in France, Poland and the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

the "Enterprise Communication Services" (referred to hereinafter as "ECS") segment covers business communication solutions and services in France and around the world.

France Telecom	- 16 -	2008 First half Management report

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared areas of expertise (see Note 2 to the consolidated financial statements).

(in millions of euros)				Half years ended June 30
	PCS	HCS	ECS	Eliminations	Group
2008				and unallocated	total

Revenues	14,381	11,370	3,840	(3,287)	26,304
external	13,895	8,805	3,604	-	26,304
inter-segment	486	2,565	236	(3,287)	-
GOM	5,054	3,875	746	-	9,675
Employee profit-sharing	(23)	(114)	(9)	-	(146)
Share-based compensation	(7)	(27)	(7)	-	(41)
Depreciation and amortization	(2,072)	(1,592)	(177)	-	(3,841)
Impairment of non-current assets	-	30	(8)	-	22
Gains (losses) on disposal of assets	-	-	-	10	10
Restructuring costs	(46)	(151)	(5)	-	(202)
Share of profits (losses) of associates	4	(10)	-	-	(6)
Operating income					5,471
allocated by business segment	2,910	2,011	540	-	5,461
not allocable	-	-	-	10	10
CAPEX	1,391	1,586	157	-	3,134
Telecommunication licenses	194	-	-	-	194
Average number of employees	34,314	125,992	20,066	-	180,372

2007 (comparable basis) (1)

Revenues	13,436	11,331	3,731	(3,188)	25,310
external	12,973	8,821	3,516	-	25,310
inter-segment	463	2,510	215	(3,188)	-
GOM	4,794	3,815	629	(1)	9,237
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(2,094)	(1,627)	(213)	1	(3,933)
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	1,476	1,306	198	-	2,980
Telecommunication licenses	-	-	-	-	-
Average number of employees	33,325	131,907	19,408	-	184,640

2007 (historical basis)

Revenues	14,107	11,168	3,800	(3,162)	25,913
external	13,628	8,698	3,587	-	25,913
inter-segment	479	2,470	213	(3,162)	-
GOM	4,974	3,795	648	(1)	9,416
Employee profit-sharing	(31)	(117)	(11)	-	(159)
Share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
allocated by business segment	2,713	1,950	391	-	5,054
not allocable	-	-	-	409	409
CAPEX	1,537	1,232	198	-	2,967
Telecommunication licenses	-	-	-	-	-
Average number of employees	35,519	130,121	19,283	-	184,923

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

2008 First half Management report	- 17 -	France Telecom

3.1 PERSONAL COMMUNICATION SERVICES (PCS)
(in millions of euros)		Half years ended June 30
PERSONAL COMMUNICATION SERVICES (PCS)	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
PCS
Revenues	14,381	13,436	14,107	7.0%	1.9%
GOM	5,054	4,794	4,974	5.4%	1.6%
GOM / Revenues	35.1%	35.7%	35.3%
CAPEX	1,391	1,476	1,537	(5.8)%	(9.5)%
CAPEX / Revenues	9.7%	11.0%	10.9%
Telecommunication licenses	194	-	-	-	-
Average number of employees	34,314	33,325	35,519	3.0%	(3.4)%
PCS France
Revenues	5,061	4,830	4,828	4.8%	4.8%
GOM	1,997	1,941	1,943	2.9%	2.8%
GOM / Revenues	39.5%	40.2%	40.2%
CAPEX	327	382	382	(14.5)%	(14.5)%
CAPEX / Revenues	6.5%	7.9%	7.9%
Telecommunication licenses	-	-	-	-	-
Average number of employees	4,155	4,437	5,441	(6.4)%	(23.6)%
PCS United Kingdom
Revenues	2,881	2,625	3,015	9.7%	(4.4)%
GOM	685	598	712	14.5%	(3.7)%
GOM / Revenues	23.8%	22.8%	23.6%
CAPEX	186	168	191	10.2%	(3.0)%
CAPEX / Revenues	6.4%	6.4%	6.3%
Telecommunication licenses	-	-	-	-	-
Average number of employees	11,154	10,905	11,006	2.3%	1.3%
PCS Spain
Revenues	1,679	1,641	1,676	2.3%	0.2%
GOM	379	376	393	0.9%	(3.7)%
GOM / Revenues	22.6%	22.9%	23.5%
CAPEX	148	226	226	(34.7)%	(34.7)%
CAPEX / Revenues	8.8%	13.8%	13.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	2,016	1,884	1,885	7.0%	7.0%
PCS Poland
Revenues	1,213	1,092	995	11.1%	22.0%
GOM	472	422	383	11.8%	23.2%
GOM / Revenues	38.9%	38.6%	38.5%
CAPEX	147	147	133	(0.0)%	10.1%
CAPEX / Revenues	12.1%	13.5%	13.4%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,212	3,205	3,205	0.2%	0.2%
PCS Rest of the world
Revenues	3,617	3,338	3,692	8.3%	(2.0)%
GOM	1,522	1,457	1,544	4.4%	(1.4)%
GOM / Revenues	42.1%	43.7%	41.8%
CAPEX	584	553	604	5.6%	(3.3)%
CAPEX / Revenues	16.2%	16.6%	16.4%
Telecommunication licenses	194	-	-	-	-
Average number of employees	13,776	12,894	13,983	6.8%	(1.5)%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

The PCS segment covers mobile telecommunication services in France, the United Kingdom, Spain, Poland, and the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, ii) the PCS United Kingdom sub-segment, iii) the PCS Spain sub-segment, made up of FT España's mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, which includes the international subsidiaries outside France, the United Kingdom, Spain and Poland, namely those in Belgium, Moldova, Romania, Slovakia and Switzerland, as well as the subsidiaries outside Europe, in Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Guinea, Guinea-Bissau, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal, the Central African Republic and the Dominican Republic.

In October 2007, France Telecom sold Orange's mobile and Internet operations in the Netherlands (see Section 5.1 "Transition from data on a historical basis to data on a comparable basis").

France Telecom	- 18 -	2008 First half Management report

3.1.1

Revenues - PCS

Revenues - PCS France

(in millions of euros)		Half years ended June 30
PCS FRANCE	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	5,061	4,830	4,828	4.8%	4.8%
Total number of customers (3)	24,315	23,420	23,403	3.8%	3.9%
o/w Number of contract customers (3)	16,161	15,066	15,050	7.3%	7.4%
o/w Number of prepaid customers (3)	8,155	8,353	8,353	(2.4)%	(2.4)%
o/w Number of broadband customers (3)	9,006	5,221	5,221	72.5%	72.5%
ARPU (4) (in euros)	398	403	403	(1.3)%	(1.3)%
AUPU (4) (in minutes)	200	195	195	2.8%	2.8%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.5 "Financial glossary".

Both on a historical basis and on a comparable basis, PCS France revenues grew by 4.8% between the first half of 2007 and the first half of 2008. Excluding the impact of the reduction in call termination prices and roaming rates, the revenues grew by 8.3%. This growth is due:

to a large extent, to the rise in the total number of customers, which increased by 3.9%, on a historical basis, to reach nearly 24.3 million customers at June 30, 2008, and to the increase in the contract customer share of the total number of customers, equaling 66.5% at June 30, 2008, compared to 64.3% a year earlier;

to the growth in network revenues (see Section 5.5 “Financial glossary”), linked to the strong development of "non-voice" revenues (see Section 5.5 “Financial glossary) and the slight growth in "voice" revenues. The "non-voice" service revenues' share of the network revenues amounted to 19.8% in the first half of 2008, compared to 17.2% over the same period in 2007;

and to a lesser extent, to the high growth in equipment revenues, partly attributable to the launch of the iPhone.

The average use per customer (AUPU) (see Section 5.5 “Financial Glossary”) was up 2.8% at June 30, 2008.

The annual average revenue per user, or ARPU (see Section 5.5 “Financial glossary") fell by 1.3% at June 30, 2008, when compared to June 30, 2007, on a historical basis. This fall is mainly due to the negative effect of the reduction in call termination prices and roaming rates.

Revenues - PCS United Kingdom

(in millions of euros)		Half years ended June 30
PCS UNITED KINGDOM	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	2,881	2,625	3,015	9.7%	(4.4)%
Total number of customers (3)	15,757	15,165	15,165	3.9%	3.9%
o/w Number of contract customers (3)	5,852	5,183	5,183	12.9%	12.9%
o/w Number of prepaid customers (3)	9,905	9,982	9,982	(0.8)%	(0.8)%
o/w Number of broadband customers (3)	2,452	1,368	1,368	79.2%	79.2%
ARPU (4) (in pounds sterling)	271	258	258	5.0%	5.0%
AUPU (4) (in minutes)	173	150	150	15.3%	15.3%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.5 "Financial glossary".

On a historical basis, PCS United Kingdom revenues fell by 4.4% compared to the first half of 2007, equaling 2,881 million euros in the first half of 2008. This variation is mainly explained by the negative effect of foreign exchange fluctuations, partly offset by the high business growth in the United Kingdom.

On a comparable basis, PCS United Kingdom recorded a growth in revenues of 9.7% between the two years. Excluding the impact of the reduction in call termination prices and roaming rates, PCS United Kingdom posted 11.3% growth.

2008 First half Management report	- 19 -	France Telecom

Revenues excluding equipment revenues (see Section 5.5 "Financial glossary") were up 11%, due to:

the 3.9% increase in the total number of customers between June 30, 2007 and June 30, 2008 (representing around 0.6 million additional customers between the two periods), with 15.8 million customers at June 30, 2008, versus 15.2 million one year earlier. This increase was driven by the 12.9% increase in the number of contract customers (nearly 0.7 million additional customers between June 30, 2007 and June 30, 2008), whose share of the total number of customers is growing and amounted to 37.1% at June 30, 2008, compared to 34.2% at June 30, 2007;

the high growth in "non-voice" service revenues, generated by the increase in Short Messaging Service (SMS) consumption and the increase in data traffic;

and "voice" traffic growth, with the AUPU up 15.3% at June 30, 2008 compared to June 30, 2007.

Revenues - PCS Spain

(in millions of euros)		Half years ended June 30
PCS SPAIN	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	1,679	1,641	1,676	2.3%	0.2%
Total number of customers (3)	11,175	10,692	10,692	4.5%	4.5%
o/w Number of contract customers (3)	6,220	5,621	5,621	10.7%	10.7%
o/w Number of prepaid customers (3)	4,954	5,071	5,071	(2.3)%	(2.3)%
o/w Number of broadband customers (3)	2,436	925	925	163.4%	163.4%
ARPU (4) (in euros)	299	301	301	(0.7)%	(0.7)%
AUPU (4) (in minutes)	144	135	135	6.7%	6.7%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.5 "Financial glossary".

On a historical basis, PCS Spain revenues grew by 0.2% between the first half of 2007 and the first half of 2008, and includes the negative effect of restatement linked to number portability.

On a comparable basis, PCS Spain revenues grew by 2.3% between the first half of 2007 and the first half of 2008. Excluding the impact of the reduction in call termination prices and roaming rates, the revenues posted growth of 7.0%. This growth is mainly the result of:

the 10.7% increase in the number of contract customers, which is explained by the success of the new abundance offers and the significant reduction in the churn rate. At the same time, the number of broadband customers increased by 163% between the two periods, amounting to 2.4 million customers at June 30, 2008;

partially offset by the decrease in equipment revenues.

The ARPU remained more or less stable, thanks to the value strategy applied by PCS Spain to its customer base, and despite the regulatory measures affecting incoming call prices and competitive pressure on outgoing calls. The AUPU increased by 6.7% at June 30, 2008.

Revenues - PCS Poland

(in millions of euros)		Half years ended June 30
PCS POLAND	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	1,213	1,092	995	11.1%	22.0%
Total number of customers (3)	13,900	13,056	13,056	6.5%	6.5%
o/w Number of contract customers (3)	5,814	5,189	5,189	12.0%	12.0%
o/w Number of prepaid customers (3)	8,086	7,867	7,867	2.8%	2.8%
o/w Number of broadband customers (3)	3,834	1,982	1,982	93.4%	93.4%
ARPU (4) (in zlotys)	590	615	615	(4.1)%	(4.1)%
AUPU (4) (in minutes)	104	99	99	5.1%	5.1%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.5 "Financial glossary".

On a historical basis, PCS Poland revenues recorded 22.0% growth between the first half of 2007 and the first half of 2008 to reach 1,213 million euros. This growth includes inter alia the positive effect of foreign exchange fluctuations (101 million euros).

France Telecom	- 20 -	2008 First half Management report

On a comparable basis, PCS Poland recorded sustained growth in its revenues of 11.1% between the two periods. Excluding the impact of the reduction in call termination prices and roaming rates, revenues posted 15% growth. This increase stems from:

the high, 6.5% growth in the number of PCS Poland customers, compared to June 30, 2007, with 13.9 million customers at June 30, 2008, or more than 0.8 million additional customers. The slowdown in the growth of the total number of customers reflects the decrease in the number of prepaid customers compared to December 31, 2007, due to the continued streamlining of the inactive prepaid customer base. The total number of PCS Poland customers therefore fell by 517 thousand customers between December 31, 2007 and June 30, 2008;

the 5.1% rise in the AUPU, driven by the new abundance offers.

Conversely, the 4.1% fall in the ARPU between June 30, 2007 and June 30, 2008 mainly results from the reduction in outgoing call prices, linked to these new abundance offers, and to the reduction in call termination prices.

Revenues - PCS Rest of the world

(in millions of euros)		Half years ended June 30
PCS REST OF THE WORLD	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Belgium
Revenues (2)	729	748	748	(2.6)%	(2.6)%
Total number of customers (3)	3,348	3,200	3,200	4.6%	4.6%
ARPU (4) (in euros)	397	-	443	-	(10.4)%
Romania
Revenues (2)	628	578	578	8.6%	8.6%
Total number of customers (3)	10,088	8,572	8,572	17.7%	17.7%
ARPU (4) (in euros)	124	-	136	-	(8.8)%
Switzerland
Revenues (2)	399	403	396	(0.9)%	0.7%
Total number of customers (3)	1,527	1,441	1,441	6.0%	6.0%
ARPU (4) (in euros)	484	-	546	-	(11.4)%
Slovakia
Revenues (2)	388	375	355	3.5%	9.5%
Total number of customers (3)	2,847	2,702	2,702	5.4%	5.4%
ARPU (4) (in euros)	255	-	243	-	4.9%
Other subsidiaries (5)
Revenues (6)	1,473	1,234	1,614	19.4%	(8.8)%
Total number of customers (3)	30,827	22,235	24,313	38.6%	26.8%
Total
Revenues (2) (7)	3,617	3,338	3,692	8.3%	(2.0)%
Total number of customers (3) (7)	48,637	38,150	40,227	27.5%	20.9%
o/w Number of broadband customers (3) (7)	3,272	1,291	1,295	153.4%	152.7%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.5 "Financial glossary".

(5)

The other subsidiaries include inter alia the subsidiaries in Botswana, Cameroon, Ivory Coast, Guinea, Equatorial Guinea, Egypt, Guinea-Bissau, Mauritius, Jordan, Luxembourg, Madagascar, Mali, Moldova, the Dominican Republic, the Central African Republic and Senegal.

(6)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

(7)

Selling of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a historical basis, the 2.0% fall in PCS Rest of the world revenues between the first half of 2007 and the first half of 2008 includes inter alia the negative effect i) of foreign exchange fluctuations, mainly linked to the change in value of the Dominican peso and of the Egyptian pound, and ii) of changes in the scope of consolidation relating to the selling of Orange's mobile operations in the Netherlands on October 1, 2007, partly offset by the acquisition of VOXmobile in Luxembourg on July 2, 2007.

On a comparable basis, PCS Rest of the world revenues increased by 8.3% between the two periods. Excluding the impact of the reduction in call termination prices and roaming rates, the revenues posted 13.2% growth. This growth mainly resulted from the overall increase in the number of customers and the strong business growth in emerging countries, particularly Egypt (whose fast development is linked to the fall in prices on the mobile market), Romania, where the 10 million customer threshold was crossed in February 2008, the Dominican Republic, Senegal and Ivory Coast.

These unfavorable effects are partially offset by the negative impact of the reduction in call termination prices on the growth in revenues and on the ARPU in European countries, particularly Belgium, Switzerland and Romania.

3.1.2

Gross operating margin - PCS

On a historical basis, the PCS GOM posted a 1.6% in the first half of 2008 compared to the first half of 2007, amounting to 5,054 million euros. This increase includes i) the negative effect of foreign exchange fluctuations, mainly linked to the change in value of the pound sterling, and ii) the unfavorable impact of changes in the scope of consolidation relating mainly to the selling of Orange's mobile operations in the Netherlands on October 1, 2007.
2008 First half Management report	- 21 -	France Telecom

On a comparable basis, the PCS GOM was up 5.4% between the two years. This 260 million euro increase may be explained primarily:

by the 14.5% increase in PCS United Kingdom GOM, representing a rise of 87 million euros. This rise is mainly attributable to the growth in revenues, partly offset by the increase in service fees and inter-operator costs linked to the abundance offers, which are generating growth in inter-operator traffic;

by the 4.4% growth in PCS Rest of the world GOM, equaling a 64 million euro rise. This is mainly due to the growth in revenues, driven by the increase in the number of customers, mainly in emerging countries, which is partly offset by i) the rise in service fees and inter-operator costs due to the growth in traffic, and ii) the increase in commercial expenses, caused by the overall growth in the number of customers and increased competitive pressure;

by the 2.9% increase in PCS France GOM. This 56 million euro growth mainly reflects the increase in revenues, partially offset by the rise in commercial expenses and service fees and inter-operator costs. The increase in commercial expenses reflects the efforts made to promote and develop mobile broadband handsets in a highly competitive context, efforts which bore fruit in the very high growth in the number of mobile broadband service customers, which exceeded 9 million at June 30, 2008 (72.5% increase compared to June 30, 2007), and in the total number of customers, all offers included, up 3.9% on a historical basis (including 7.4% growth for contract customers on a historical basis). The continued development of PCM (Programme Changer de Mobile) offers also reduced the contract customer churn rate;

by the 11.8% growth in PCS Poland GOM, which represents a 50 million euro improvement. This rise is mainly driven by the growth in revenues, partially offset i) by the increase in commercial expenses to sustain growth, and ii) by the increase in service fees and inter-operator costs, due to the increase in the number of customers and usages;

and by the slight, 0.9% increase in PCS Spain GOM, equaling 3 million euros, resulting from the rise in revenues, which almost entirely offsets the increase in operating expenses included in the GOM. This increase is explained i) by the rise in service fees and inter-operator costs, driven by the growth in the AUPU, and ii) by the increase in labour expenses (wages and employee benefit expenses), mainly linked to the rise in the number of employees (7.0% increase in the average number of employees (full-time-equivalents employees)).

3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

On a historical basis, the PCS capital expenditures on tangible and intangible assets excluding licenses recorded a 9.5% fall to reach 1,391 million euros in the first half of 2008, compared to 1,537 million euros in the first half of 2007. This reduction includes inter alia i) the effect of selling Orange's mobile operations in the Netherlands on October 1, 2007, and ii) the negative impact of foreign exchange fluctuations, mainly linked to the change in value of the pound sterling.

On a comparable basis, the 5.8% fall in capital expenditures on tangible and intangible assets excluding licenses, representing a 86 million euro reduction, is mainly explained:

by the 34.7% decrease (78 million euro fall) in PCS Spain capital expenditures, due to the rural roll-out of the GSM 900 network, which was completed at the end of June 2007;

and by the 14.5% decrease, equaling 55 million euros, in PCS France capital expenditures on tangible and intangible assets excluding licenses, mainly linked to the reduction in expenditure to increase 2G capacity in zones covered by 3G and to discounts granted by equipment manufacturers for the purchasing of 3rd generation network equipment.

These decreases are partly offset:

by the 5.6% growth (31 million euro increase) in PCS Rest of the world capital expenditures, which is mainly explained by the rise in capital expenditures relating i) to the extending of coverage and network development to cope with the growth in the number of customers in countries with high PCS Rest of the world growth, and ii) to the new operations in the Central African Republic and Guinea;

and by the 10.2% increase, representing a 17 million euro rise, in PCS United Kingdom capital expenditures on tangible and intangible assets excluding licenses, following the rise in capital expenditures relating to IT equipment and 3rd generation network infrastructures.

3.1.4

Telecommunication licenses - PCS

During the first half of 2008, the acquisitions of telecommunication licenses amounted to 194 million euros and are almost entirely attributable to the discounted amount of the first UMTS license frequency spectrum acquisition by Mobinil in Egypt (71.25%-owned company). The acquisition of the second UMTS license frequency spectrum will take place in 2010 (see 2.4.2 "Acquisition of Telecommunication licenses").
France Telecom	- 22 -	2008 First half Management report

3.2 HOME COMMUNICATION SERVICES (HCS)
(in millions of euros)		Half years ended June 30
HOME COMMUNICATION SERVICES (HCS)	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
HCS
Revenues	11,370	11,331	11,168	0.3%	1.8%
GOM	3,875	3,815	3,795	1.6%	2.1%
GOM / Revenues	34.1%	33.7%	34.0%
CAPEX	1,586	1,306	1,232	21.5%	28.7%
CAPEX / Revenues	13.9%	11.5%	11.0%
Average number of employees	125,992	131,907	130,121	(4.5)%	(3.2)%
HCS France
Revenues	8,967	8,863	8,838	1.2%	1.5%
GOM	3,172	3,139	3,129	1.0%	1.4%
GOM / Revenues	35.4%	35.4%	35.4%
CAPEX	1,243	961	917	29.2%	35.6%
CAPEX / Revenues	13.9%	10.8%	10.4%
Average number of employees	90,128	93,764	92,281	(3.9)%	(2.3)%
HCS Poland
Revenues	1,509	1,566	1,421	(3.7)%	6.2%
GOM	661	643	584	2.8%	13.2%
GOM / Revenues	43.8%	41.1%	41.1%
CAPEX	203	219	199	(7.4)%	2.1%
CAPEX / Revenues	13.4%	14.0%	14.0%
Average number of employees	26,876	29,121	29,121	(7.7)%	(7.7)%
HCS Rest of the world
Revenues	1,043	1,021	1,029	2.2%	1.4%
GOM	41	33	82	26.9%	(49.7)%
GOM / Revenues	4.0%	3.2%	8.0%
CAPEX	140	125	117	12.0%	19.8%
CAPEX / Revenues	13.4%	12.3%	11.4%
Average number of employees	8,989	9,022	8,719	(0.4)%	3.1%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

The HCS segment covers fixed-line telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other business segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain and the United Kingdom, Ivory Coast, Mauritius, Jordan and Senegal.

In October 2007, France Telecom sold Orange's mobile and Internet operations in the Netherlands (see Section 5.1 "Transition from data on a historical basis to data on a comparable basis").

2008 First half Management report	- 23 -	France Telecom

3.2.1

Revenues - HCS

Revenues - HCS France

(in millions of euros)		Half years ended June 30
HCS FRANCE	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	8,967	8,863	8,838	1.2%	1.5%
Consumer Services	4,715	4,745	4,712	(0.6)%	0.0%
Carrier Services	3,174	3,026	3,004	4.9%	5.7%
Other HCS in France	1,078	1,092	1,121	(1.2)%	(3.8)%
Consumer Services
Number of Consumer telephone lines (3) (in millions)	22.2	-	23.9	-	(7.1)%
ARPU of Consumer fixed-line services (4) (in euros)	32.1	-	29.2		9.9%
"Voice" telephone traffic of Consumer customers (5) (in billions of minutes)	15.1	-	17.7	-	(14.7)%
Number of Consumer customers for ADSL broadband usages (6)	7,840	-	6,582	-	19.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (6)	5,918	-	4,273	-	38.5%
Number of subscribers to "Voice over IP" services (6)	4,995	-	3,017	-	65.6%
Number of subscribers to "ADSL TV" offers (6)	1,389	-	837	-	65.9%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection "voice" traffic	25.4	-	28.2	-	(9.9)%
Incoming international traffic	2.6	-	2.5	-	5.4%
Number of wholesale lines rental (6)	852	-	449	-	89.5%
Total number of unbundled telephone lines (6)	5,719	-	4,547	-	25.8%
Number of partially unbundled telephone lines (6)	1,451	-	1,682	-	(13.7)%
Number of fully unbundled telephone lines (6)	4,268	-	2,865	-	49.0%
Number of wholesale sales of ADSL access to third party IAPs (6)	2,242	-	2,208	-	1.5%
o/w Number of wholesale sales of naked ADSL o/w to third party IAPs (6)	1,123	-	643	-	74.7%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, with each Numéris channel being counted as one line, ii) since October 2006, lines without low-speed telephone subscription (naked ADSL) sold directly by France Telecom to its Consumer customers, and iii) since January 2008, FTTH accesses.

(4)

See Section 5.5 "Financial glossary".

(5)

Outgoing STN telephone traffic from France Telecom customers to all destinations (STN and IP).

(6)

In thousands. At end of period.

On a historical basis, HCS France's revenues were up 1.5% in the first half of 2008, compared to the first half of 2007. This change includes inter alia the effect of internal reorganizations between business segments that have no impact on the Group as a whole.

On a comparable basis, HCS France's revenues posted 1.2% growth between the two periods, to reach 8,967 million euros in the first half of 2008.

*

Revenues from Consumer Services

On a comparable basis, the slight 0.6% decrease in Consumer Service revenues, amounting to 4,715 million euros in the first half of 2008, is explained by the fall in switched telephone network (STN) business and in other mature operations (public phone traffic and terminal leasing), which is almost entirely offset by the fast development of ADSL broadband services. The ARPU for Consumer Services (see Section 5.5 "Financial glossary") increased substantially, from 29.2 euros at June 30, 2007 to 32.1 euros at June 30, 2008 (calculation based on a 12-months rolling basis). This change stems from:

the 26.3% growth in revenues from Consumer On-line and Internet access services, linked to the fast development of ADSL broadband services, which reflect i) the 19.1% growth in the number of Consumer customers for ADSL broadband usages, ii) the 38.5% increase in the number of Livebox gateways leased, iii) the 65.6% rise in the number of subscribers to "Voice over IP" services, and iv) he 65.9% growth in the number of subscribers to "ADSL TV" offers. This growth is partly offset by the continued fall in the number of low-speed Internet customers (548 thousand low-speed Internet customers at June 30, 2008, compared to 796 thousand one year earlier), due to the effect of migrations towards ADSL broadband offers, and the decline in revenues from the Télétel kiosque;

France Telecom	- 24 -	2008 First half Management report

the 17.9% fall in revenues from Consumer Calling services, mainly due i) to the decrease in the overall switched telephone traffic market (measured to the interconnection), which has greatly accelerated since September 2005 due to the development of "Voice over IP" services (14.7% reduction in the total STN traffic billed to France Telecom customers), and ii) to the impact of the reductions in the price of calls to mobiles (which occurred on January 18, 2007 and January 17, 2008 for residential customers);

the 5.7% fall in revenues from Consumer Subscription fees, due to the development of full unbundling, the wholesale offer of telephone subscriptions and the wholesale offer of naked ADSL accesses to third-party IAPs (Internet Access Providers), the revenues from which are included in the "Revenues from Carrier Services" described hereinafter. The number of lines directly billed to customers through residential telephone subscription fees or Pro contracts therefore fell by 7.1% between June 30, 2007 and June 30, 2008. These negative impacts are partially offset by the positive effect of the 7% rise in main subscriptions prices, which occurred on July 1, 2007;

and the 7.7% decrease in revenues from Other Consumer Services, linked to the 29.1% fall in public phone traffic and card services and the decline in phone terminal leasing business, the number of terminals leased (excluding Livebox gateways) having decreased by 17.6% in one year. These negative effects were partially offset by the substantial growth in revenues from portals and content services (Orange portal online advertising).

*

Revenues from Carrier Services

On a comparable basis, the 4.9% growth in revenues from Carrier Services, which amounted to 3,174 million euros in the first half of 2008, is explained:

by the 9.9% increase in the revenues from Domestic Carrier services, mainly linked to the fast development of the ADSL broadband market and, in particular, telephone lines unbundling. At the same time, revenues from Wholesale sales of ADSL accesses to third-party IAPs (Internet Access Providers) grew by 13.7% due to the increase in the number of ADSL accesses sold wholesale to third-party IAPs. The revenues from domestic interconnections fell by 9.8%, due to the reduction in traffic and domestic interconnection "voice" rates and the continued fall in "low-speed Internet" interconnection traffic. Finally, the revenues from data services to carriers (leased lines and Turbo DSL services) recorded a 13.2% increase, linked to the growth of the customer base, which is partially offset by the effect of rate reductions;

and by the almost stable revenues from Other Carrier services (0.3% decrease), due to the reduction in revenues from services provided to other France Telecom group business segments (fall in telephone traffic volume and price reductions), offset by the growth in revenues from services to international carriers.

*

Revenues from Other Home Communication Services in France

On a comparable basis, the 1.2% fall in revenues from other Home Communication Services in France, which amounted to 1,078 million euros in the first half of 2008, mainly resulted from the 1.3% decrease in the income generated by services provided to other business segments (distribution of products and services, commercial administration, customer services, connection, maintenance and billing), which makes up 84% of the revenues from Other Home Communication Services in France. External revenues also recorded a 0.7% fall, affecting information services inter alia.

Revenues - HCS Poland

(in millions of euros)		Half years ended June 30
HCS POLAND	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	1,509	1,566	1,421	(3.7)%	6.2%
Consumer and Business customers
Number of fixed-line telephony customers (3)	8,400	9,476	9,476	(11.4)%	(11.4)%
Number of broadband Internet customers (3) (4)	2,084	1,870	1,870	11.4%	11.4%
Number of subscribers to multi-service offers:
Number of leased Livebox (3)	441	273	273	61.5%	61.5%
Number of subscribers to "Voice over IP" services (3)	176	71	71	147.9%	147.9%
Number of subscribers to "ADSL TV" offers (3)	54	19	19	184.2%	184.2%
Wholesale Services
Number of wholesale lines rental (3)	769	327	327	135.2%	135.2%
Number of Bitstream accesses (3)	244	52	52	ns	ns

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

ADSL and SDI technology (fast Internet access technology).

On a historical basis, HCS Poland revenues recorded a 6.2% rise compared to the first half of 2007, equaling 1,509 million euros for the first half of 2008. This increase includes the positive effect of foreign exchange fluctuations.

2008 First half Management report	- 25 -	France Telecom

On a comparable basis, HCS Poland revenues posted a 3.7% decrease between the two periods, mainly due to:

the fall in "voice" revenues, which reflects, in a highly competitive and regulated context (reduction of call termination prices for calls to mobiles in July 2007, following a decision by the regulator), the decrease in the number of fixed-line telephony customers, linked to the fixed-to-mobile substitution effect and the migration of customers to wholesale offers;

partially offset by the increase in revenues from growing services such as broadband Internet access and managed network businesses. On a comparable basis, broadband Internet access revenues recorded 15.4% growth in the first half of 2008 compared to the first half of 2007, driven by the 11.3% increase in the number of broadband Internet customers (i.e. 214 thousand new customers over the period). The broadband offers were expanded with the launching of the Livebox in 2007 (441 thousand customers at June 30, 2008). These favorable changes have enabled TP S.A. to maintain a leading position on the Polish broadband market, and to more than offset the decline in low-speed Internet revenues, which accounted for 2.4% of the total revenues from Internet access services. Data transmission services (including low-speed and broadband Internet, data transmission and leased lines), up 16% in the first half of 2008, represented 24% of HCS Poland's total revenues, compared to 20% in the first half of 2007.

Revenues - HCS Rest of the world

(in millions of euros)		Half years ended June 30
HCS REST OF THE WORLD	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Spain (2)
Revenues (3)	362	354	268	2.2%	34.9%
Number of broadband Internet customers (ADSL) (4)	1,192	1,046	698	14.0%	70.8%
United Kingdom
Revenues (3)	166	180	206	(7.7)%	(19.6)%
Number of broadband Internet customers (ADSL) (4)	1,063	1,090	1,090	(2.5)%	(2.5)%
Senegal
Revenues (3)	209	195	195	7.1%	7.1%
Number of fixed-line telephony customers (4)	255	284	284	(10.2)%	(10.2)%
Jordan
Revenues (3)	113	117	134	(2.8)%	(15.7)%
Number of fixed-line telephony customers (4)	529	600	600	(11.8)%	(11.8)%
Ivory Coast
Revenues (3)	96	92	92	5.3%	5.3%
Number of fixed-line telephony customers (4)	262	246	246	6.5%	6.5%
Other subsidiaries (5)
Revenues (6)	97	84	133	15.0%	(27.5)%
Total
Revenues (3)	1,043	1,021	1,029	2.2%	1.4%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

Acquisition of Ya.com (which became FT España ISP) on July 31, 2007.

(3)

In millions of euros.

(4)

In thousands. At end of period.

(5)

Other subsidiaries include inter alia subsidiaries in Mauritius.

(6)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 1.4% increase in the revenues from HCS Rest of the world between the first half of 2O07 and the first half of 2008 includes the unfavorable effect of foreign exchange fluctuations, partly offset by the positive impact of changes in the scope of consolidation mainly relating i) to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007, and ii) to the selling of Orange's Internet operations in the Netherlands on October 1, 2007.

On a comparable basis, the revenues from HCS Rest of the world increased by 2.2%, to 1,043 million euros, and mainly reflect i) the rise in revenues in emerging countries (thanks to the development of domestic and international interconnection and mobile network infrastructure leasing operations), and ii) to a lesser extent, the 2.2% rise in the revenues in Spain. These effects are partially offset by the 7.7% fall in revenues in the United Kingdom.

3.2.2

Gross operating margin - HCS

On a historical basis, the HCS GOM posted a 2.1% increase between the first half of 2007 and the first half of 2008, amounting to 3,875 million euros, and includes i) the negative impact of foreign exchange fluctuations, mainly linked to the change in the value of the Polish zloty, and ii) the unfavorable effect of the changes in the scope of consolidation relating to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007, partly offset by the selling of Orange's Internet operations in the Netherlands on October 1, 2007.
France Telecom	- 26 -	2008 First half Management report

On a comparable basis, the 1.6% increase in the HCS GOM, representing a rise of 59 million euros between the first half of 2007 and the first half of 2008, is explained:

by the 1.0% rise in HCS France GOM. This 33 million euros increase is linked to the growth in revenues, driven by the development of the wholesale broadband access and ADSL broadband service market, which is partially offset by the rise in the operating expenses included in the GOM. This increase mainly results from i) the increase in IT costs, and ii) the increase in outsourcing fees relating to technical operation and maintenance, due to the rise in maintenance subcontracting costs, mainly attributable to the fast development of ADSL broadband multiservice offers. These rises are partially offset by the reduction in other operating expenses (net of other operating incomes), which is explained inter alia by the reduction in legal provisions;

by the 2.8% increase (a gain of 18 million euros) in HCS Poland GOM, mainly due to the decrease in the operating expenses included in the GOM, which is partially offset by the reduction in revenues. The reduction in operating expenses included in the GOM relates to i) the fall in other operating expenses (net of other operating incomes), which is explained inter alia by the reduction in provisions and operating taxes, and ii) the fall in labour expenses (wages and employee benefit expenses). The slight fall in labour expenses (wages and employee benefit expenses) in particular reflects the reduction in the average number of employees (full-time-equivalents), this volume effect being partly offset by the price effect resulting from the increase in levels of expertise and qualifications for some employee profiles. These decreases are partially offset by the increase in commercial expenses, which reflects the efforts made to promote and develop broadband;

and by the 26.9% growth in HCS Rest of the world GOM. This increase, equal to 9 million euros, is explained inter alia by the improvement in Spain GOM, due to the development of unbundling, partially offset by the decrease in the United Kingdom GOM, mainly linked to the fall in revenues.

3.2.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses increased by 28.7% between the first half of 2007 and the first half of 2008, amounting to 1,586 million euros in the first half of 2008. This increase includes i) the effect of changes in the scope of consolidation, relating inter alia to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007 and to the selling of Orange's Internet operations in the Netherlands on October 1, 2007, as well as the ii) the impact of foreign exchange fluctuations linked to the change in the value of the Polish zloty.

On a comparable basis, the 21.5% rise, totaling 280 million euros, in HCS capital expenditures on tangible and intangible assets excluding licenses between the two periods, mainly concerns:

HCS France capital expenditures, which posted 29.2% growth (representing an increase of 281 million euros). This increase mainly concerns i) a specific operation to buy back operating premises in France, representing 163 million euros, in the first half of 2008, and ii) the fixed-line access networks, due to fibre optic pre-deployment;

HCS Rest of the world capital expenditures, which posted 12.0% growth, i.e. a 15 million euro increase, mainly resulting from the rise in capital expenditures in Spain.

partially offset by the 7.4%, or 16 million euros, decrease in HCS Poland capital expenditures.

3.3 ENTERPRISE COMMUNICATION SERVICES (ECS)
(in millions of euros)		Half years ended June 30
ENTREPRISE COMMUNICATION SERVICES (ECS)	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	3,840	3,731	3,800	2.9%	1.1%
GOM	746	629	648	18.7%	15.2%
GOM / Revenues	19.4%	16.9%	17.0%
CAPEX	157	198	198	(20.5)%	(20.4)%
CAPEX / Revenues	4.1%	5.3%	5.2%
Average number of employees	20,066	19,408	19,283	3.4%	4.1%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

2008 First half Management report	- 27 -	France Telecom

3.3.1

Revenues – ECS
(in millions of euros)		Half years ended June 30
ENTREPRISE COMMUNICATION SERVICES (ECS)	2008	2007	2007	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	3,840	3,731	3,800	2.9%	1.1%
Business network legacy	1,739	1,836	1,857	(5.3)%	(6.3)%
Advanced business network	1,004	931	962	7.9%	4.3%
Extended business services	637	549	538	16.0%	18.5%
Other business services	459	414	443	10.9%	3.7%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.6	-	5.7	-	(3.1)%
Total number of permanent accesses to data networks in France (4) (5)	323.4	-	309.2	-	4.6%
o/w Number of IP-VPN accesses in France (4) (5)	250.1	-	223.6	-	11.9%
Number of IP-VPN accesses worldwide (5)	308.1	-	273.3	-	12.7%
Number of Business Everywhere mobile services users in France (5)	629.7	-	525.5	-	19.8%

(1)

See Section 5.1 "Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.

(4)

Access by customers outside the France Telecom group, excluding the carrier market.

(5)

In thousands. At end of period.

On a historical basis, ECS revenues posted 1.1% growth between the first half of 2007 and the first half of 2008. This growth includes the unfavorable impact of foreign exchange fluctuations, which is offset by the positive effect of changes in the scope of consolidation with the integration of the "Business" and "Managed Services" divisions of GTL India, acquired in 2007.

Revenues from Business network legacy

On a comparable basis, the 5.3% fall in revenues from Business network legacy continued in the first half of 2008, compared to the first half of 2007, but in a more contained way, as:

the migration of traditional data services (infrastructure and managed networks) towards more recent technologies entered its final phase, with a slower migration pace for the remaining customer base, as these customers are more reluctant to make the technological leap. The fall in revenues from data legacy therefore equaled 10.2% between the first half of 2007 and the first half of 2008;

while at the same time, the impact of migration from voice to IP media remains limited. The 3.2% reduction in revenues from voice legacy is explained, i) by the 7.3% decrease in the volume of Business telephone calls (declined in the market measured to the interconnection, with a positive seasonal effect, however, in 2008), and ii) by the continued decrease in customer relations service traffic (Audiotel and Welcome N°), combined with more limited price effects linked to the almost stable average prices per minutes for outgoing traffic. The stabilization of "voice" access figures is also contributing to the slowdown in the decline of traditional "voice" business, due to inter alia the positive effect of the subscription rate rise that occurred on July 1, 2007.

Revenues from Advanced business network

On a comparable basis, the significant, 7.9% rise, between the first half of 2007 and the first half of 2008, in the revenues from Advanced business network, is mainly explained:

by the 7.3% growth in revenues from business network IP, larger bandwidths and the development of added value services, offsetting the slight decrease in the pace of IP-VPN access growth;

to a lesser extent, by the growth in revenues from data infrastructure advanced, reflecting the development of very large bandwidth services such as MAN Ethernet and Ethernet LINK.

Revenues from Extended business services

On a comparable basis, the sustained 16.0% growth, between the first half of 2007 and the first half of 2008, in the revenues from Extended business services, first of all reflects the effective positioning of ECS on the outsourcing service market, the revenues from which are constantly growing by 23.3% between the first half of 2007 and the first half of 2008, outperforming the market. The growth is also sustained by the extending of existing contracts as well as by the implementation of new contracts. In addition, in the first half of 2008, France Telecom began to feel the benefit of the synergies created between the France Telecom group and the subsidiaries acquired over the last few years. Consultancy and integration business also recorded growth significantly above the market rate.

France Telecom	- 28 -	2008 First half Management report

Revenues from Other business services

On a comparable basis, revenues from Other Business Services grew by 10.9% between the first half of 2007 and the first half of 2008. This growth is mainly linked to the increase in revenues from the sale of network equipment, driven inter alia by demand from emerging countries while, at the same time, broadcasting business is continuing to grow.

3.3.2

Gross operating margin - ECS

On a historical basis, the ECS GOM equaled 746 million euros in the first half of 2008, up 15.2% compared to the first half of 2007, and includes the unfavorable impact of foreign exchange fluctuations.

On a comparable basis, the ECS GOM grew by 18.7%. The ratio of GOM to revenues therefore improved by 2.5 points, equaling 19.4% in the first half of 2008. This significant growth in the GOM can be traced to the improvement in network and service activities margin, which more than offsets the negative effect of the transformation of the group's operations (IP solutions and a growing service share). In addition, the overall growth in business means that general and administrative expenses can be more effectively absorbed, these expenses having themselves fallen compared to the first half of 2007.

3.3.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses amounted to 157 million euros in the first half of 2008, down 20.5% compared to the first half of 2007. These capital expenditures mainly relate to connectivity and the continuous development of service business. The ECS segment is anticipating more sustained capital expenditures in the second half-year, driven by the emerging markets.

4.

Cash flows and financial debt

4.1 LIQUIDITY AND CASH FLOWS

Simplified consolidated statement of cash flows (1)

(in millions of euros)	Half years ended June 30
	2008	2007
		historical
		basis
Net cash provided by operating activities	7,226	6,552
Net cash used in investing activities	(3,364)	(2,844)
Net cash used in financing activities	(4,010)	(4,431)
Net change in cash and cash equivalents	(148)	(723)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3	18
Cash and cash equivalents at beginning of period	4,025	3,970
Cash and cash equivalents at end of period	3,880	3,265

(1)

For more details, see the "Consolidated statement of cash flows" in the consolidated financial statements.

Organic cash flow

France Telecom uses organic cash flow (see Section 5.5 "Financial glossary") as an operating performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

2008 First half Management report	- 29 -	France Telecom

From GOM to net cash provided by operating activities

(in millions of euros)	Half years ended June 30
	2008	2007
		historical
		basis
GOM	9,675	9,416
Neutralization of non-monetary items included in the GOM	106	76
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(1,360)	(1,459)
Income tax paid	(445)	(467)
Employee profit-sharing paid	(359)	(346)
Payments made for early retirement plan	(351)	(485)
Restructuring costs paid (1)	(160)	(134)
Change in total working capital requirement (2) (3)	137	(34)
Neutralization of non-monetary items and other items paid	(17)	(15)
Net cash provided by operating activities	7,226	6,552

(1)

Excluding payments made for early retirement plan (see above in table).

(2)

See Section 5.5 "Financial glossary".

(3)

Excluding employee profit sharing paid (see above in table).

From net cash provided by operating activities to organic cash flow

(in millions of euros)	Half years ended June 30
	2008	2007
		historical
		basis
Net cash provided by operating activities	7,226	6,552
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(3,615)	(3,343)
· CAPEX (1)	(3,134)	(2,967)
· Telecommunication licenses (1)	(194)	-
· Increase (decrease) in amounts due to fixed asset suppliers	(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Organic cash flow	3,645	3,260

(1)

See Section 2.4 "Group Investment expenditure" and Note 2 to the consolidated financial statements.

France Telecom organic cash flow amounted to 3,645 million euros in the first half of 2008, compared to 3,260 million euros in the first half of 2007, making an increase of 385 million euros. This rise is mainly explained by the net increase in cash provided by operating activities (i.e. 674 million euros), linked, inter alia, to the growth in the GOM, partly offset by the increase in acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) of 289 million euros between the two periods.

The share of organic cash flow attributable to minority shareholders amounted to 211 million euros in the first half of 2008, compared to 315 million euros in the first half of 2007.

Net cash provided by operating activities

The net cash provided by operating activities totaled 7,226 million euros in the first half of 2008, up 674 million euros compared to the first half of 2007 (6,552 million euros).

(in millions of euros)	Half years ended June 30
Net cash provided by operating activities for the first half 2007 (historical basis)	6,552
Increase factors:
Increase in GOM	259
Increase in change in total working capital requirement (1)	145
Decrease in payments made for early retirement plan	134
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	99
Decrease in income tax paid	22
Other items	15
Net cash provided by operating activities for the first half 2008	7,226

(1)

See Section 5.5 "Financial glossary".

Net cash used in investing activities

The net cash used in investing activities amounted to 3,364 million euros in the first half of 2008, compared to 2,844 million euros in the first half of 2007.

France Telecom	- 30 -	2008 First half Management report

*

Acquisitions and sales of property, plant and equipment and intangible assets

(in millions of euros)	Half years ended June 30
ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS ( NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS)	2008	2007
		historical
		basis
Acquisitions of property, plant and equipment and intangible assets	(3,328)	(2,967)
· CAPEX (1)	(3,134)	(2,967)
· Telecommunication licenses (1)	(194)	-
Increase (decrease) in amounts due to fixed asset suppliers	(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Group total	(3,581)	(3,292)

(1)

See Section 2.4 "Group Investment expenditure" and Note 2 to the consolidated financial statements.

*

Cash paid for investment securities

(in millions of euros)	Half years ended June 30
CASH PAID FOR INVESTMENT SECURITIES (NET OF CASH ACQUIRED)	2008	2007
		historical
		basis
Purchase of 2% of treasury shares by Mobistar (1)	(74)	-
Acquisition of 100% de Cityvox SAS (1)	(30)	-
Acquisition of 0.1% of Groupe Silicomp	(5)	-
Acquisition of 91.4% of Groupe Silicomp	-	(89)
Other acquisitions	(65)	(39)
Group total	(174)	(128)

(1)

See Section 1.4 "Main events that took place in the first half of 2008".

Cash paid for investment securities, net of the cash acquired, amounted to 174 million euros in the first half of 2008, compared to 128 million euros in the first half of 2007.

*

Proceeds from sales of investment securities

(in millions of euros)	Half years ended June 30
PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED)	2008	2007
		historical
		basis
Price supplement tied to the sale of Tower Participations (company holding TDF)	-	254
Proceeds from the sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications)	-	110
Other proceeds from sales	36	48
Group total	36	412

The proceeds from sales of investment securities, net of the cash transferred, amounted to 36 million euros in the first half of 2008, compared to 412 million euros in the first half of 2007.

*

Other changes in marketable securities and other assets

Marketable securities and other assets decreased by 355 million euros in the first half of 2008 (compared to a 164 million euro decrease in the first half of 2007). In the first half of 2008, this amount included, inter alia, a 56 million euro escrow deposit. This supplemental deposit concerned the litigation relating to France Telecom’s special business tax regime between 1991 and 2002 (see note 7 to the consolidated financial statements). The placing into escrow of this supplemental deposit increased the net financial debt at June 30, 2008, but had no effect on the Group organic cash flow in the first half of 2008.

Net cash used in financing activities

The net cash used in financing activities represented a total requirement of 4,010 million euros in the first half of 2008, compared to a requirement of 4,431 million euros in the first half of 2007.

The main debt issues and redemptions and the main credit line changes in the first half of 2008 are described in note 5 to the consolidated financial statements.

2008 First half Management report	- 31 -	France Telecom

4.2 FINANCIAL DEBT

Group France Telecom’s net financial debt (see Section 5.5 "Financial Glossary" and note 5 to the consolidated financial statements) amounted to 38,204 million euros at June 30, 2008, compared to 37,980 million euros at December 31, 2007 and 42,113 million euros at June 30, 2007. The net financial debt decreased by 3,909 million euros compared to June 30, 2007. Compared to December 31, 2007, the net financial debt was practically stable at June 30, 2008 (limited increase of 224 million euros).

Net financial debt indicators

(in millions of euros)			Periods ended
	June 30, 2008	Dec. 31, 2007	June 30, 2007
		historical	historical
		basis	basis
Net financial debt	38,204	37,980	42,113
Weighted average cost of net financial debt	6.41%	6.46%	6.18%
Average maturity of net financial debt (1)	7.2 ans	7.1 ans	7.1 ans
Ratio of Net financial debt / Shareholders' equity	1.14	1.11	1.34
Ratio of Net financial debt / GOM	1.97 (2)	1.99	2.25 (2)

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

GOM recorded during the twelve previous months on a historical basis.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

Change in net financial debt

(in millions of euros)
Net financial debt at December 31, 2007 (historical basis)	37,980
Decrease factors:
Organic cash flow (1)	(3,645)
Procceds from sales of investment securities (net of cash transferred) (1)	(36)
Increase factors:
Dividends paid by France Telecom S.A. (1.30 euro per share)	3,386
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	533
Cash paid for investment securities (net of cash acquired) (1)	174
Other items	(188)
Net financial debt at June 30, 2008	38,204

(1)

See Section 4.1, "Liquidity and cash flows".

France Telecom	- 32 -	2008 First half Management report

5.

Additional information

5.1 TRANSITION FROM DATA ON A HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS

Data on a comparable basis is calculated through GOM. For items between GOM and operating income, data on a comparable basis is established only for depreciation and amortization.

Group Summary

(in millions of euros)		Half years ended June 30, 2007
	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	25,913	9,416	(4,007)	2,967	184,923
Changes in scope of consolidation	(239)	(114)	65	19	(283)
Newly consolidated companies	117	(47)	(21)	21	1,109
Acquisition of Ya.com (became FT España ISP)	86	(42)	(17)	17	473
Acquisition of VOXmobile	17	(1)	(4)	4	108
Acquisition of GTL India	11	-	-	-	496
Other	3	(4)	-	-	32
Companies no longer consolidated	(356)	(67)	86	(2)	(1,392)
Sale of Orange's mobile and Internet businesses in the Netherlands	(356)	(64)	85	(41)	(1,392)
Other	-	(3)	1	39	-
Foreign exchange fluctuations (1)	(336)	(57)	16	(13)	-
Pound sterling (GBP)	(417)	(84)	66	(25)	-
Polish zloty (PLN)	235	97	(60)	34	-
American Dollar (USD)	(79)	(36)	1	(2)	-
Other	(75)	(34)	9	(20)	-
Other changes	(28)	(8)	(7)	7	-
Data on a comparable basis	25,310	9,237	(3,933)	2,980	184,640

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

The variations included in the transition from data on a historical basis to data on a comparable basis for the first half of 2007 primarily include:

changes in scope of consolidation which primarily reflected the impact of:

*

the disposal of Orange Internet and mobile businesses in the Netherlands (HCS Rest of the world and PCS Rest of the world business sub-segment) on October 1, 2007, effective January 1, 2007 in the comparable basis data;

*

the acquisition of VOXmobile (PCS Rest of the world business sub-segment) on July 2, 2007, taking effect on January 1, 2007 in the comparable basis data;

*

the acquisition of T-Online Telecommunications Spain (now FT España ISP, HCS Rest of the world business sub-segment), operating under the Ya.com brand, on July 31, 2007, taking effect on January 1, 2007 in the comparable basis data;

*

the acquisition of GTL India (ECS business segment) on August 30, 2007, taking effect on January 1, 2007 in the data on a comparable basis;

and the foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

Personal Communication Services (PCS)

(in millions of euros)		Half years ended June 30, 2007
PCS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	14,107	4,974	(2,223)	1,537	35,519
Changes in scope of consolidation	(302)	(63)	73	(30)	(1,037)
Sale of Orange's mobile businesses in the Netherlands	(320)	(57)	78	(34)	(1,161)
Acquisition of VOXmobile	17	(1)	(4)	4	108
Other	1	(5)	(1)	-	16
Foreign exchange fluctuations (1)	(349)	(98)	56	(30)	-
Other changes (2)	(20)	(19)	-	(1)	(1,157)
Data on a comparable basis	13,436	4,794	(2,094)	1,476	33,325

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

(2)

Including the effect of internal reorganizations between business segments with no effect at Group level.

2008 First half Management report	- 33 -	France Telecom

Home Communication Services (HCS)

(in millions of euros)		Half years ended June 30, 2007
HCS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	11,168	3,795	(1,573)	1,232	130,121
Changes in scope of consolidation	37	(51)	(9)	49	267
Acquisition of Ya.com (became FT España ISP)	86	(42)	(17)	17	473
Sale of Orange's Internet businesses in the Netherlands	(50)	(7)	7	(6)	(230)
Other	1	(2)	1	38	24
Foreign exchange fluctuations (1)	97	61	(40)	17	-
Other changes (2)	29	10	(5)	8	1,519
Data on a comparable basis	11,331	3,815	(1,627)	1,306	131,907

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

(2)

Including the effect of internal reorganizations between business segments with no effect at Group level.

France Telecom	- 34 -	2008 First half Management report

Enterprise Communication Services (ECS)

(in millions of euros)		Half years ended June 30, 2007
HCS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	3,800	648	(212)	198	19,283
Changes in scope of consolidation	11	-	-	-	496
Acquisition of GTL India	11	-	-	-	496
Foreign exchange fluctuations (1)	(85)	(21)	-	(1)	-
Other changes (2)	5	2	(1)	1	(371)
Data on a comparable basis	3,731	629	(213)	198	19,408

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for 2008.

(2)

Including the effect of internal reorganizations between business segments with no effect at Group level.

5.2 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The main events that took place in the first half of 2008 affecting contractual obligations and off-balance sheet commitments are described in note 7 to the consolidated financial statements.

5.3 TRANSACTIONS WITH RELATED PARTIES

During the first half of 2008, France Telecom did not carry out any significant transactions with related parties (as defined in the 2007 Registration Document).

5.4 SUBSEQUENT EVENTS

The main subsequent events that occurred after June 30, 2008 are described in note 8 to the consolidated financial statements.

5.5 FINANCIAL GLOSSARY

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see this definition) generated over the last twelve months (excluding revenues from mobile virtual network operators, MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer fixed-line services (HCS segment): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU for Consumer fixed-line services is expressed as monthly revenues per line.
2008 First half Management report	- 35 -	France Telecom

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 2 to the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases include:

Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

Service fees and inter-operator costs;

and Other external purchases: external purchases including overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, equipment purchases, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired).

GOM: gross operating margin (see Note 2 to the consolidated financial statements). Revenues less external purchases, other operating expenses (net of other operating incomes) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation. GOM is one of the key measures used by France Telecom group internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom's management believes that GOM is meaningful for investors because it provides an analysis of its operating results and business segment profitability using the same measure used by management.

Gross operating margin: see GOM.

Growing markets: Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Mexico, Moldova, Poland (mobile telephony subsidiaries), the Central African Republic, the Dominican Republic, Romania, Senegal, Slovakia, Vanuatu, Vietnam and other markets.

Labour expenses (wages and employee benefit expenses): see OPEX.

Mature markets: France, United Kingdom, Spain, Poland (fixed-line telephony subsidiaries), Belgium, Switzerland, the Netherlands (to September 30, 2007, see Section 5.1 "Transition from data on a historical basis to data on a comparable basis”) and Luxembourg.

Net financial debt: Net financial debt as defined and used by France Telecom corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge and net investment hedge accounting. The underlying items hedged by these derivatives (future cash flows, net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The lines "effective portion of cash flow hedges" and "unrealized portion of net investment hedges" are added to net financial debt in order to offset this temporary difference (see Note 5 to the consolidated financial statements).

France Telecom	- 36 -	2008 First half Management report

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

"Non-voice" service revenues (PCS segment): "non-voice" services revenues correspond to network revenues (see this definition), excluding revenues generated by "voice" (excluding revenues from mobile virtual network operators, MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

OPEX: operating expenses included in the determination of the gross operating margin (GOM), including:

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses;

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating incomes and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. France Telecom uses organic cash flow as an operational performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

Other external purchases: see External purchases.

2008 First half Management report	- 37 -	France Telecom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 1, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer